UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB APPROVAL
OMB Number:3235-00880 Expires: January 31, 2012 Estimated average burden Hours per response……....1.7

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

 Commission File Number:  001-34796

Zoo Entertainment, Inc. NASDAQ Stock Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered) 3805 Edwards Road, Suite 400 Cincinnati, OH 45209 (513) 824-8297
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices) Common Stock, par value $0.001 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17CFR240.12d2-2(a)(1)

☐ 17CFR240.12d2-2(a)(2)

☐ 17CFR240.12d2-2(a)(3)

☐ 17CFR240.12d2-2(a)(4)

☐ Pursuant to 17CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Zoo Entertainment, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 11, 2011	By:	David Fremed	Chief Financial Officer
Date	Name		Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.